EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

October 27, 2021

AVINO ACQUIRES NEIGHBORING LA PRECIOSA PROJECT;

ADDS SIGNIFICANT PRODUCTION POTENTIAL TO GROWTH PROFILE,

AND SUBSTANTIALLY ENHANCES ITS MINERAL RESOURCES

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to announce that it has entered into a share purchase agreement (the “Transaction”) to indirectly acquire through the purchase of the shares of certain holding companies, the La Preciosa Property (“La Preciosa”) from Coeur Mining, Inc. (NYSE: CDE) (“Coeur”). La Preciosa is a development stage mineral property, hosting one of the largest undeveloped primary silver resources in Mexico, and is located adjacent to Avino’s existing operations at the Avino Property in Durango, Mexico.

Strategic Rationale for the Transaction

Key strategic, financial, and operational advantages of the Transaction include:

•	Presents Unique Operational Synergies due to La Preciosa’s Strategic Location – Avino’s and La Preciosa’s property boundaries are within 2 km of each other. The existing infrastructure and permitting, as well as excess milling capacity, at the Avino Property offer the potential to significantly reduce the required development capital costs at La Preciosa under Avino’s ownership. For example, Avino has a 20km dedicated 5MW power line and only utilizes 2.5-3.0MW. La Preciosa can potentially further benefit from Avino’s flexible mill circuit, which is capable of processing at any level up to 2,500 tonnes per day with further expandable production capacity.
•	Positive Results from Initial Metallurgical Testwork – Current metallurgical testwork performed by Avino during the due diligence process achieved 80% silver recovery and 60% gold recovery using flotation methods currently used at Avino’s mill facility, further enhancing operational synergies.
•	Reduces Development Timeline and Risk – Utilizing Avino’s existing mill and infrastructure in connection with a rapid future potential development of La Preciosa’s Gloria and Abundancia veins is expected to result in a shorter development timeline and reduce the overall development risk of La Preciosa.
•	Reduces Environmental Footprint – Leveraging Avino’s existing infrastructure, which includes a tailings storage facility and fresh water well, will reduce the environmental footprint associated with the future development of La Preciosa.
•	Increases Avino’s Silver Resource Base – The addition of La Preciosa’s mineral resource inventory substantially augments Avino’s consolidated NI 43-101 mineral resources to over 235 million silver equivalent ounces (“AgEq”). A Technical Report for the updated NI 43-101 mineral resource estimate on La Preciosa is expected to be filed within 45 days of this news release.
•	Elevates Avino’s Potential as a Silver Producer and Developer –The Transaction’s impact on Avino’s production capabilities and its increase in Avino’s combined mineral resources, raises Avino’s potential as an intermediate silver producing company.
•	Enhances Avino’s Land Position in Durango – The acquisition of La Preciosa strengthens Avino’s position in Durango, Mexico, by increasing its mineral property ownership interests by over 600% to 7,746 hectares. La Preciosa’s land package is adjacent to Avino’s and allows Avino to employ its local expertise in mine development and operations.
•	Presents Exploration Upside Potential at La Preciosa – Over 90% of historic drilling has been within the current mineral resource footprint, which represents only 10% of the total land package. Areas outside the current mineral resource footprint remain open for exploration, including to the east of the Martha vein and other underexplored targets to the south or west of the current mineral resource.

October 27, 2021  – Avino Silver & Gold Mines Ltd. – News Release

Avino Acquires Neighboring La Preciosa Project; Adds Significant Production Potential to Growth Profile, and

Substantially Enhances its Mineral Resources

David Wolfin, President & CEO, stated: “We believe this is a transformational Transaction for Avino shareholders. I have always believed that Avino and La Preciosa belong under common ownership given the clear synergies and common infrastructure, and I’m delighted that Coeur shares this vision. La Preciosa is an excellent strategic fit within Avino’s existing operations and further strengthens our presence in Durango by adding not only a large, high-quality silver development project with near-term production potential to our portfolio, but also increasing our mineral exploration concessions by more than 7-fold to over 7,000 hectares. We are also very pleased to welcome an experienced miner in Coeur as a strategic Avino equity holder. Work is already underway to determine how to best integrate La Preciosa into Avino’s production operations, given the proximity to the current processing facilities and infrastructure. We expect a large portion of the existing La Preciosa resource could be mined via an underground operation to potentially improve Avino’s production and organic growth profile.”

Table 1. La Preciosa Mineral Resource Estimate

Table 2. Avino Mine Mineral Resource Estimate

Table 3. Avino Silver & Gold Mines Ltd. - Mineral Resources

1.

The stated mineral resources comply with the disclosure requirements of NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards – For Mineral Resources and Mineral Reserves”.

2.	Mineral resources for La Preciosa are estimated at a cut-off grade of 120 g/t AgEq.
3.	Mineral resources for La Preciosa are estimated using a long-term silver price of US$19.00/oz and a long-term gold price of US$1,750/oz.
4.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	Tonnage and metal content figures are expressed in thousands and may not add up due to rounding.
6.	Further details on the Avino Mine mineral resource estimate, effective October 31, 2020, are available on our website at https://www.avino.com/operations/resources/ and on our SEDAR and Edgar profile.
7.	A Technical Report for the updated NI 43-101 mineral resource estimate on La Preciosa is expected to be filed by Avino within 45 days of this news release.

October 27, 2021  – Avino Silver & Gold Mines Ltd. – News Release

Avino Acquires Neighboring La Preciosa Project; Adds Significant Production Potential to Growth Profile, and

Substantially Enhances its Mineral Resources

Terms of the Transaction

Avino has agreed to pay cash consideration of US$20 million of which US$15 million is payable at the closing of the Transaction from Avino’s cash on hand. The remaining US$5 million is payable before the first anniversary of the closing date. Avino will execute a note payable in favor of Coeur with respect to the remaining cash consideration on customary termsi. Additionally, Avino will issue 14.0 million units (the “Units”), each comprising one (1) common share and one-half (1/2) of a common share purchase warrant (each full warrant, a “Warrant”). On closing, Coeur will own ~12% of Avino’s issued and outstanding common shares. The Warrants will have an exercise price of $1.09, representing a 25% premium to Avino’s 20-day VWAP as of October 26, 2021, and will have a term of 18 months from the closing date of the Transaction. The Units will be issued on a private placement basis and will be subject to a statutory 4-month and a day hold period in Canada and entitled to registration rights in favor of Coeur. Additionally, contingent cash consideration of US$8.75 million will be payable by Avino to Coeur within 12 months of initial production at La Preciosa. Avino may elect to pay up to half of the contingent cash consideration in Avino sharesii. Coeur will retain ownership of a 1.25% net smelter return royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all areas of La Preciosa other than the Gloria and Abundancia areas. So long as Coeur holds 10% or more of the outstanding shares of Avino, Coeur has the option to nominate one director for election to the Avino board or designate a board observer. At closing, Coeur has also been granted pre-emptive rights to maintain its equity ownership position in Avino and has entered into a voting agreement with Avino.

Other contingent consideration payable by Avino to Coeur includes an additional payment of US$0.25 per silver equivalent ounce of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current mineral resource area at La Preciosa, subject to a cap of US$50 million in total payments to Coeur. Any payments made under the new mineral reserve amount shall be credited against pre-existing and/or future payments owing on the gross value royalty. Avino has also agreed to incur a minimum of US$2 million, in aggregate, in exploration expenditures on La Preciosa beyond the existing mineral resource area over the next five years.

i In the event any portion of the US$5 million remains outstanding on the 1-year anniversary of the closing, the total amount of remaining cash consideration will increase to US$6 million and begin accruing interest.

ii Payment in shares will be subject to Coeur not owning more than 19.9% of Avino’s issued and outstanding shares. The value of the shares will be calculated based on the twenty (20) day VWAP for the period ending two (2) trading days before the date of issuance of the shares.

October 27, 2021  – Avino Silver & Gold Mines Ltd. – News Release

Avino Acquires Neighboring La Preciosa Project; Adds Significant Production Potential to Growth Profile, and

Substantially Enhances its Mineral Resources

Significant Conditions to Closing

The completion of the proposed Transaction is subject to a number of customary conditions precedent, as well as, the authorization of the Mexican Federal Economic Competition Commission, approval of the issuance of the Unit consideration and contingent payment amount by the NYSE American, the Toronto Stock Exchange, and any other necessary third party approvals. The Closing of the Transaction is expected to occur during Q1 2022. There can be no assurance that the proposed Transaction will be completed as proposed or at all.

Advisors and Counsel

Cantor Fitzgerald Canada Corporation acted as Avino’s financial advisor, and Harper Grey LLP and Lewis Brisbois Bisgaard & Smith LLP acted as legal counsels to Avino in connection with the Transaction.

Qualified Person(s)

Avino’s projects in Durango, Mexico are under the independent geoscientific oversight of Michael O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Communications, and under the supervision of Peter Latta, P.Eng, Avino’s VP, Technical Services, and non-independent, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin
President & Chief Executive Officer

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of October 31, 2020, prepared for the Company, and La Preciosa’s updated October 27, 2021 resource estimate and references to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Other risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties Included in filings made from time to time with the U.S. Securities and Exchange Commission, and the Canadian securities regulators, including, without limitation, our most recent reports on Form 20-F and Form 6-K. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.